LiveWire Drinks, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
LiveWire Drinks, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
August 4, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	69,667	466,869
Accounts Receivable	5,453	-
Inventory	114,524	65,429
Total Current Assets	189,644	532,297
TOTAL ASSETS	189,644	532,297
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	30,901	-
Short Term Debt - Related Party	26	26
Accrued Royalty	6,995	-
Accrued Interest	28,381	6,261
Total Current Liabilities	66,302	6,287
Long-term Liabilities		
Notes Payable	585,000	575,000
Total Long-Term Liabilities	585,000	575,000
TOTAL LIABILITIES	651,302	581,287
EQUITY		
Additional Paid in Capital	68,480	52,280
Accumulated Deficit	(530,139)	(101,270)
Total Equity	(461,659)	(48,990)
TOTAL LIABILITIES AND EQUITY	189,644	532,297

Statement of Operations

	Year Ended December 31, 2021	2020
Revenue	295,347	71,620
Cost of Revenue	241,083	52,676
Gross Profit	54,264	18,944
Operating Expenses		
Advertising and Marketing	82,303	18,243
General and Administrative	97,749	53,653
Research & Development	44,647	15,656
Salaries & Wages	235,114	23,426
Total Operating Expenses	459,813	110,978
Operating Income (loss)	(405,549)	(92,033)
Other Income		
Other	-	1,000
Total Other Income	-	1,000
Other Expense		
Interest Expense	23,320	5,797
Total Other Expense	23,320	5,797
Provision for Income Tax	-	-
Net Income (loss)	(428,869)	(96,830)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(428,869)	(96,830)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	30,901	-
Inventory	(49,095)	(65,429)
Accounts Receivable	(5,453)	-
Accrued Royalty	6,995	-
Accrued Interest	22,120	5,797
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,467	(59,632)
Net Cash provided by (used in) Operating Activities	(423,402)	(156,462)
FINANCING ACTIVITIES		
Additional Paid-In-Capital	16,200	20,000
Notes Payable	10,000	560,000
Net Cash provided by (used in) Financing Activities	26,200	580,000
Cash at the beginning of period	466,869	43,331
Net Cash increase (decrease) for period	(397,202)	423,538
Cash at end of period	69,667	466,869

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2020	5,000	-	32,280	(4,439)	27,841
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	20,000	-	20,000
Net Income (Loss)	-	-	-	(96,830)	(96,830)
Ending Balance 12/31/2020	5,000	-	52,280	(101,269)	(48,989)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	16,200	-	16,200
Net Income (Loss)	-	-	-	(428,869)	(428,869)
Ending Balance 12/31/2021	5,000	-	68,480	(530,139)	(461,659)

LiveWire Drinks, Inc
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LiveWire Drinks, Inc ("the Company") was formed in Delaware on Aug 30th, 2019. The Company earns revenue by selling ready-to-drink cocktails to spirit wholesalers, who in turn sell to retail outlets. The company also sells directly to retail outlets through a clearinghouse called MHW, which acts as a de-facto wholesaler. The Company's headquarters are in Los Angeles, CA. The Company's customers are in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory includes the raw materials and packaging supplies that go into each finished product. The cost of each finished case is assigned a per-unit cost. The ending inventory balances for December 31st, 2020 and 2021, was calculated using the total cost of materials purchased less the per unit cost multiplied by the number of units sold.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses, excluding salaries and wages for employees, but including independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2020 and 2021 to be negligible.

On October 13th, 2020, the Company issued $500,000 in warrants to another company at a valuation cap of $10M valuation cap. The number of shares of Common Stock for which this Warrant is initially exercisable equal to up to five percent (5%) of the Fully Diluted Shares of the Company at the time the Warrant is exercised by Holder. The termination date is April 13th, 2023.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31st, 2021, the Company has a loan balance of $26 from a shareholder. The Amount does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company entered into various royalty agreements with three bartenders. The agreements provided each bartender with a royalty of 12.5% of the sales generated using their likeness. The bartenders generated sales of approximately $24,020, $9,128, and $22,816 for total royalties of $3,003, $1,141, and $2,851, respectively. The Company had accrued royalties in the amount of $6,995 as of December 31st, 2021. See Note 7 – Subsequent Events for additional information on payout.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 4%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022. The notes are repaid or convert into stock at maturity at the election of the company, and in the case of one note for $500k, automatically convert into stock. The Company accrued interest of $28,381 as of December 31st, 2021, related to these notes.

See Note 3 – Related Party Transactions for information related to short term debt due to a shareholder.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	$585,026
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000 common shares with a par value of $0.01 per share. 5,000 shares were issued and outstanding as of 2020 and 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 4, 2022, the date these financial statements were available to be issued.

On February 25th, 2022, the Company took out an SBA loan for $25,000 at 8% interest with a 7-year maturity. The monthly payments are $389.66.

The accrued royalty amount of $6,995 was paid out in full in 2022.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history and will likely continue to realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.